April 29, 2026
VIA EDGAR
Mr. Charles Eastman
Ms. Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:    A. O. Smith Corporation
Form 10-K for Fiscal Year Ended December 31, 2025
Filed February 10, 2026
File No. 001-00475
Dear Mr. Eastman and Ms. Gilmore:
This letter is in response to the letter dated April, 21, 2026, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”). The Staff's comment is set forth below in bold, followed by the Company's response to the comment.
Please note that the “Company,” “A. O. Smith,” “we,” “us,” and “our” refer to A. O. Smith and its consolidated subsidiaries, and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.
Form 10-K for Fiscal Year Ended December 31, 2025
Income Taxes, page 50
1. Your MD&A attributes the 2025 effective tax rate change to reduced U.S. cross-border taxes, yet your rate reconciliation lacks a corresponding category. Additionally, you cite a “one-time tax adjustment” from a tax law change as a cash flow benefit, but this is not separately identified in your reconciliation as required by ASC 740-10-50-12A(a). Please tell us and disclose in future filings the details of the specific tax law change. Also, clarify how these items are currently reflected in your reconciliation and why they do not warrant separate presentation.
Company Response:
We respectfully acknowledge the Staff's comment and are providing additional details and references to identify the materiality considerations that we used when determining the items to disclose in MD&A, as well as the referenced rate reconciliation contained within Note 14, Income Taxes.
The “one-time tax adjustment” referenced as a cash flow benefit on page 23 in Liquidity and Capital Resources relates to changes to the timing of deduction of previously capitalized domestic research and development expenses under IRC Section 174 from the One Big Beautiful Bill Act. We are deducting the remaining unamortized domestic research and development costs over two years (half in 2025 and the other half in 2026). As shown in the deferred tax table of Note 14, Income Taxes, this tax adjustment reduced “Intangible” deferred tax assets and corresponding 2025 U.S. federal estimated income tax payments by approximately $13 million.
Related to our reconciliation disclosures in accordance with ASC 740-10-50-12A(a), please note that the one-time tax adjustment referenced above under IRC Section 174 did not have a rate impact, instead as mentioned above it offset deferred taxes and thus is not included in the reconciliation. Pertaining to U.S. cross-border taxes, we did not separately present these taxes within the rate reconciliation based on the immateriality of the amounts involved and instead included them in “Other Adjustments”. The materiality considerations for U.S. cross-border taxes were made with reference to ASU 2023-09 “Improvements to Income Tax Disclosures”, specifically Background Information and Basis for Conclusions (“BC”) #22 (BC22):
“Materiality Considerations
BC22. A number of stakeholders requested that the Board clarify whether (and how) materiality should be considered when evaluating whether reconciling items that meet the quantitative threshold are required to be disclosed. The Board observed that the guidance in paragraph 105-10-05-6, which states that the provisions of the Codification need not be applied to immaterial items, is applicable to the amendments in this Update, as it is to all Codification guidance. Therefore, the amendments on the disclosure of reconciling items by specific categories with further disaggregation of reconciling items based on the application of a quantitative threshold do not apply to immaterial items. That is, an entity does not need to separately disclose the required specific categories or reconciling items if they are immaterial, even if the quantitative threshold is met.”
Solely for the purpose of demonstrating to the Staff the immateriality of amounts involved, we provide below a rate reconciliation that breaks out “Effect of cross-border tax laws” from “Other Adjustments”, showing that the dollar impact for each year was immaterial to the overall financial statements, and we deemed it immaterial for separate disclosure in the reconciliation when considering the guidance in ASC 105 as discussed in BC22 within ASU 2023-09. The impact for years 2025 through 2023 for the “Effect of cross-border tax laws” was $4.4 million or 2.6%, $3.8 million or 2.3%, and $0.1 million or 0.0% respectively compared to total income tax expense and $4.4 million or 0.1%, $3.8 million or 0.1%, and $0.1 million or 0.0% respectively compared to net income. The impact on the effective tax rate was less than 1% for each year presented.

Years ended December 31	2025		2024		2023
(dollars in millions)
	Dollars	Percentages	Dollars	Percentage	Dollars	Percentages
U.S. federal statutory tax rate	$150.2	21.0%	$147.2	21.0%	$154.0	21.0%
State and local income tax, net of federal (national) benefit	21.0	2.9	18.1	2.6	21.0	2.9
Foreign tax effects
China
Tax benefit from research and development expenditures	(8.5)	(1.2)	(7.9)	(1.1)	(10.1)	(1.4)
Other	4.2	0.6	3.2	0.5	5.3	0.7
Other foreign jurisdictions	6.8	1.0	1.5	0.2	6.2	0.9
Effect of cross-border tax laws	(4.4)	(0.6)	3.8	0.5	0.1	—
Other Adjustments	(0.4)	(0.1)	1.5	0.2	0.4	—
	$168.9	23.6%	$167.4	23.9%	$176.9	24.1%
As a result, we respectfully advise the Staff that we do not believe it is necessary to break out the “Effect of cross-border tax laws” from “Other Adjustments” in the reconciliation due to the immateriality of the amounts involved in all periods presented. To the extent amounts become material in future filings, we will separately disclose the effect of cross-border tax laws.
In connection with our response, we acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
If you have any questions or require additional information with respect to the foregoing, please contact Charles Lauber at (414) 359-4076 or clauber@aosmith.com.
Sincerely,
/s/ Charles T. Lauber
Charles T. Lauber
Executive Vice President & Chief Financial Officer
cc:    Paul J. Jones, Senior Vice
President and General Counsel,
A. O. Smith
Benjamin A. Otchere, Vice President
and Controller A. O. Smith
Patrick G. Quick, Foley & Lardner LLP